Mail Stop 3561

October 29, 2009

Mr. Steven Santo, Chief Executive Officer
Avantair, Inc.
4311 General Howard Drive
Clearwater, Florida 33762

>   **Re:**   **Avantair, Inc.**
>   **Form 10-K for the fiscal year ended June 30, 2009**
>   **Filed September 28, 2008**
>   **File No. 000-51115**

Dear Mr. Santo:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended June 30, 2009

1.   Please revise future filings to completely fill in all questions and check boxes on the front cover page of the Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Critical Accounting Policies, page 18

2.   We note that your critical accounting policies disclosure is substantially similar to your accounting policy note 2 to the consolidated financial statements and is solely a duplication of the majority of your accounting policies included in that note. In this regard, we believe that not all of your accounting policies are critical in a similar or equal manner. Specifically, accounting policies contain different levels of uncertainties associated with their respective methods, assumptions, and estimates underlying their critical accounting measurements. Therefore, please limit the disclosure to the specific policies where the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters and the impact of the estimates and assumptions is material to the consolidated financial statements. Furthermore, this disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure – (i) provides greater insight into the quality and variability of information in the consolidated financial statements; (ii) addresses specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and are reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise future filings accordingly.

Consolidated Financial Statements, page F-1
Consolidated Statements of Operations, page F-5

3.   We note from pages 23 and 24 that you classify the gains and losses on the sales and dispositions of assets as a component of other income (expense). Please revise to reflect these amounts as components of operating income. Refer to the guidance outlined in paragraphs 25 and 45 of SFAS No.144 and footnote 68 to SAB Topic 13.

Mr. Steven Santo, CEO
Avantair, Inc.
October 29, 2009
Page 3

Consolidated Statements of Changes in Stockholders' Deficit, page F-6

4.   We note your presentation of dividends on Series A convertible preferred stock
and accretion of issuance costs and the related entries to Additional Paid in
Capital in the amounts of $903,851 and $1,488,071 for fiscal years ended June 30,
2008 and 2009, respectively. Please tell us what portion of these amounts
represents dividends and why you believe dividends are appropriately classified in
Additional Paid in Capital rather than in the Accumulated Deficit. Please note
that typically dividends are charged to retained earnings, unless legally declared
out of additional paid in capital, even if those earnings are insufficient to cover
them. Your response should include the authoritative accounting literature which
supports the basis for your conclusions.

Notes to Consolidated Financial Statements, page F-10
Note 2 – Summary of Significant Accounting Polices, page F-11
Prepaid Pilot Training, page F-12

5.   We note a change in your accounting with regard to costs incurred to train pilots
beginning in 2008. Please tell us the events that gave rise to this change in your
accounting policy and why such change is considered appropriate.

Note 7 – Commitments and Contingencies, page F-18
Purchase Commitment, page F-19

6.   We refer to the assignment of rights and obligations to purchase 20 aircraft to
Share 100 Holdings. Your disclosure indicates that as a result of the assignment
of Avantair's rights and sale of Class A shares of Share 100 to EAS, EAS is now
responsible for 18 of the 20 aircraft. Please tell us how EAS is related to the
company, if applicable. Furthermore, please tell us what, if any, accounting
consideration has been given to the assignment to EAS for the rights and
obligations to purchase 18 aircraft and the fact that Avantair will be responsible
for the rights and obligations of such aircraft in the event that EAS defaults under
its obligations to purchase the aircraft positions.

Note 8 – Capital Lease Transactions, page F-19

7.   We note that you entered into a Lease Agreement with Midsouth in April 2009 for
a ten-year lease term and as part of the agreement, you are required to provide
Midsouth with 100 hours of flight time per year during the lease term. In this
regard, please tell us what, if any, accounting consideration you have given to the
100 hours of flight time per year. If you believe no accounting consideration was
required, please explain to us the reason(s) why and provide us with the
accounting guidance you relied upon in determining your conclusion.

Note 10- Long-Term Debt, page F-21
CNM, Inc., page F-21

8.   We note that the company accounted for the conversion of an outstanding note to a term loan payable under EITF 98-14. It appears as though the outstanding note does not meet the criteria of a line of credit or revolving credit agreement under the EITF. Please tell us the nature of the original note prior to conversion and why your accounting treatment under EITF 98-14 is appropriate. Please refer to EITF 96-19 for guidance in the accounting for modifications of term debt. Your response should include the amount of any unamortized deferred financing fees associated with the original note that were either expensed or deferred with the new term loan payable. We may have further comment upon receipt of your response.

Jet Support Services, Inc., page F-21

9.   We note the refinancing of debt with JSSI in April 2008. Please tell us how you considered the guidance of EITF 96-19 when accounting for this refinancing. Your response should include the original amount of the debt, the refinanced amount, any gain or loss recognized, as well as any unamortized deferred financing fees associated with the original note that were either expensed or deferred with the new note payable. We may have further comment upon receipt of your response.

Wachovia Bank, page F-22

10.   We note that a waiver was obtained from the lender in September 2009 related to covenant non-compliance. Please tell us the nature of the covenant violation and how such violation will impact the classification of the related debt as of September 30, 2009. As part of your response, please indicate the period for which Wachovia has provided the company with a waiver of the covenant violation and indicate the next date or period in which the company must comply with similar covenant requirement. Also, please indicate the likelihood that the company will be able to comply with this covenant at the next measurement date. Refer to the guidance outlined in EITF 86-30. We may have further comment upon receipt of your response.

Note 11 – Capital Stock, page F-22
Registration of Shares, page F-23

11.   We note a registration rights agreement in connection with the issuance of units on June 30, 2009. Please tell us if you have accrued any amounts of liquidated damages to date in accordance with FSP-EITF 00-19-2 or tell us why you are not required to do so.

Note 15 – Vendor Service Reimbursement, page F-25

12.   We note that you replaced your engine maintenance vendor during January 2009
        and as a result of terminating the agreement with your former engine service
        vendor, you recognized a credit of $2.9 million during the third quarter of fiscal
        2009. Please explain to us in greater detail the nature, facts and circumstances
        surrounding the termination of the agreement and why you believe recognition of
        a credit in the amount of $2.9 million was appropriate in light of your accounting
        policy to record maintenance expense as incurred and that $2.0 of the $2.9 million
        was related to expenses recorded for the first six months of fiscal 2009. Please
        include as part of your response, any authoritative accounting guidance you relied
        upon in determining your accounting treatment. We may have further comment
        upon receipt of your response.

Exhibits 31.1 and 31.2

13.   We note that you filed your Principal Executive Officer and Principal Financial
        Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise
        these certifications in future filings to include the introductory language of
        paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation
        S-K.

Form 8-K dated September 28, 2009

14.   We note the presentation of EBITDA. Please revise all future filings to include a
        reconciliation of this non-GAAP measure to the most closely related GAAP
        amount, as well as providing a statement as to why management believes the
        measure is useful and to the extent material, additional purposes management uses
        the non-GAAP financial measure that are not otherwise disclosed. Refer to
        Section 2.02 of Form 8-K for further guidance.

Form 8-K dated October 16, 2009

15.   Reference is made to your disclosure under Item 8.01 on Form 8-K dated October
        16, 2009. We note that the company issued to Lorne Weil 2,373,620 warrants,
        each to purchase one share of the company's common stock for $1.25 per share.
        Please explain to us in greater detail and disclose in future filings (including your
        Form 10-Q for the quarter ended September 30, 2009), the nature of, and reason
        for the issuance, including how such warrants will be accounted for within your
        financial statements.

                                    ****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief